Zentek Awarded ISC Testing Stream Contract

to Test ZENGuard™-Coated HVAC Filters

Guelph, ON - November 30, 2021, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, IP development and commercialization company focused on next-gen healthcare solutions, today announces it has been awarded an R&D test contract through the Innovation Solutions Canada (ISC) Testing Stream Call for Proposals to test ZENGuard™-coated HVAC filters with interest from 3 different units within the National Research Council of Canada (NRC).

The goal of the testing will be to demonstrate:

1. A net reduction in the airborne viral load with ZENGuard™ technology applied to standard filters;

2. No modifications required to existing HVAC systems to achieve #1;

3. No reduction in air flow rates which means air exchange rates in the space will be unchanged; and,

4. No reduction in the air quality as the ZENGuard™ technology will be tested to ensure it does not contribute particles into the air stream.

"We are grateful to have been selected for this ISC testing stream by our partners in Government, which we believe is an important step in continuing to prove out the efficacy of our ZENGuard™ technology in enhancing indoor air quality. This is an area that has taken on heightened importance to help prevent the spread of airborne pathogens and infection in higher risk environments - and this award confirms the Government of Canada's commitment to working with innovative domestic companies to help address this challenge. Importantly, we see this as a potential precursor to help commercialize our technology not only within the Canadian Government, but with other interested parties as well," commented Greg Fenton, Zentek CEO.

Testing will be performed at CREM Co Labs, Mississauga, Ontario and will be led by Dr. Paul Lebbin, Research Council Officer at NRC's Centre for Air Travel Research (CATR), ZEN's government partner testing department.

By testing ZENGuard™-coated HVAC filters, the NRC will gain the knowledge and equipment to evaluate how airborne infectious diseases spread within aircraft cabins, and other indoor spaces to develop new interventions to prevent such spread. The Testing Department has three units interested in ZEN's innovation:

Centre for Air Travel Research (CATR), Construction Research Centre (CRC), and Real Property Planning and Management (RPPM).

 ISC Testing Stream Overview

The ISC Testing Stream aims to evaluate, test, and procure innovative late-stage pre-commercial prototypes, and create pools of pre-qualified innovations that Canada may select from to address a broad range of the Government of Canada organizations' requirements.

Innovations which have received an initial test contract are eligible to be tested by other federal partners through ISC's follow-on sales mechanism. When commercial-ready, this innovation may be eligible for ISC's new potential pathway to commercialization can be found in the "what's new" section of ISC's latest Testing Stream Call for Proposals. Organizations interested in trying out Zentek's innovation can reach out to solutions@canada.ca for more information.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is commercializing ZENGuard™, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.